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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                          TRM COPY CENTERS CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   8762636105
                                 (CUSIP Number)

                                                  With Copies to:
Daniel G. Cohen                                   J. Baur Whittlesey, Esquire
ReadyCash Investment Partners, L.P.               Ledgewood Law Firm, P.C.
c/o ReadyCash GP Corp.                            1521 Locust Street - 8th Fl.
1521 Locust Street                                Philadelphia, PA  19102
Philadelphia, PA  19103                           (215) 731-9450
(215) 546-5005

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 24, 1998
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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_______________________________________________________________________________

CUSIP No.  8762636105
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               ReadyCash Investment Partners, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
               Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |        2,465,200(1)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |      0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |      1,412,300
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |      0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,412,300
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [X]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                20%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                PN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Consists of 1,015,872 shares of Common Stock issuable upon conversion of Series A Preferred Stock of the Issuer held by the Reporting Person, (ii) 396,428 shares of Common Stock issuable upon exercise of Warrants held by the Reporting Person and (iii) 1,052,900 shares of Common Stock as to which the Reporting Person has a three year irrevocable proxy. Excludes 423,280 shares of Series A Preferred Stock (convertible to 317,460 shares of Common Stock) held by a third party as to which the Reporting Person has a three-year irrevocable proxy since such proxy automatically terminates upon conversion of the Series A Preferred Stock to Common Stock.



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Item 1.     Security and Issuer

         This statement relates to the Common Stock, no par value, of TRM Copy Centers Corporation (the "Issuer" or "TRM").

         The principal executive offices of the Issuer are located at 5208 NE 122nd Avenue, Portland, Oregon 97230-1074.

Item 2.  Identity and Background

         This Statement is being filed by ReadyCash Investment Partners, L.P. ("RCIP"), a Delaware limited partnership, whose principal office is located at 1521 Locust Street, Philadelphia, Pennsylvania 19102. The General Partner of RCIP is ReadyCash GP Corp. (?RCGP?), a Delaware corporation, whose principal office is located at the same address. Edward E. Cohen, Daniel G. Cohen and Jeremy Hirsh, are the sole executive officers and directors of RCGP. Edward E. Cohen is the Chairman, Chief Executive Officer and a director of Resource America, Inc., 1521 Locust Street, Philadelphia, Pennsylvania 19102, a specialty finance company engaged primarily in real estate finance and equipment leasing. Daniel G. Cohen is the President and a director of such company. Jeremy Hirsh is an analyst with such company. All such persons are United States citizens.

         None of such persons, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         RCIP acquired 1,777,778 shares of Issuer's Series A Preferred Stock ("Preferred Stock") and Warrants to purchase 500,000 shares of Common Stock ("Warrants") for $20,000,000. Simultaneously with the acquisition from the Issuer, RCIP sold 423,280 shares of Preferred Stock and Warrants to acquire an aggregate of 103,572 shares of Issuer's Common Stock to FBR Financial Fund II, L.P, for $5,000,000. The $15,000,000 balance of the purchase price was derived from the capital contributions of RCIP's limited partners, which were made for such purpose. The limited partners of RCIP are as follows: Laifer Capital Management, Wellington Management Company LLP, Geller & Friend Capital, Seneca Capital, L.P., Boston Provident Partners, L.P., Deltec Asset Management, Hillary Ballon, Laurence Fink, Donald G. Dropkin and Ernest C. Frohboese.

         The Preferred Stock and the Warrants were acquired from the Issuer in a negotiated transaction. Each share of Preferred Stock has one vote, and votes together with the Common Stock as a single class on all matters. Under the terms of the Preferred Stock, each share is convertible at any time at the option of the holder into .7499997 of a share of the Issuer's Common Stock, while the Warrants are exercisable at $15.00 per share at any time at the option of the holder. In addition, each share of the Preferred Stock is automatically converted into .7499997 shares of the Issuer's Common Stock if the last bid price quoted in the Nasdaq System as of 4:00 p.m. for the Issuer's Common Stock is at least $20.00 for a period of 90 consecutive calendar days commencing after June 30, 1999. The conversion ratio and the exercise prices are adjusted for any combination or subdivision of shares, stock dividend, stock split or recapitalization.


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         In connection with the transaction, Messrs. Edwin S. Chan, Sherman M.
Coe and Donald L. Van Maren resigned from the Issuer's Board of Directors (the "Board") effective as of the Closing Date, the Issuer's Board was increased to nine members, and Messrs. Daniel G. Cohen, Edward E. Cohen, Joseph G. Denton, Kent A. Godfrey, Joel R. Mesznik and Kenneth L. Tepper were elected to the Board. Pursuant to the terms of the transaction, Messrs. Daniel G. Cohen and Edward E. Cohen were designated by RCIP to be nominated for election to the Board, and the nominations of Messrs. Denton, Godfrey, Mesznik and Tepper were approved by RCIP. Messrs. Denton, Godfrey, Mesznik and Tepper are not affiliated with RCIP.

Item 4.  Purpose of Transaction

         The purpose of the transaction is to enable the Issuer to finance the formation and development of a new automated teller machine business. The financing involved the issuance of a new series of Preferred Stock and the Warrants and certain changes to the Issuer's board of directors, each as described in item 3, above.

Item 5.  Interest in Securities of the Issuer

         (a) RCIP has the sole power to vote and dispose of the Preferred Stock held by it and the Common Stock issuable upon exercise of the Warrants, which constitute approximately 18.9% of the voting power of the Issuer's capital stock. However, upon conversion of the Preferred Stock to Common Stock, RCIP will automatically dissolve and its assets and will be distributed to the limited partners referred to in item 2. In addition, RCIP holds irrevocable three year proxies to vote (i) 1,052,900 shares of the Common Stock held by Laifer Capital Management Inc. and (ii) 423,280 shares of Preferred Stock held by FBR Financial Fund II, L.P., constituting an additional 15.9% of the voting power of the Issuer's capital stock. Each such proxy terminates on the earlier of June 24, 2001 or the conversion of the Preferred Stock to Common Stock.

         (b) Laifer Capital Management, Inc., 45 West 45th Street, New York, New York 10022, an investment management firm, has sole dispositive power of the securities held by it. FBR Financial Fund II, L.P., 1001 19th Street North, Arlington, Virginia 22209, an investment firm, has sole dispositive power with respect to the securities owned by it. RCIP is unaware of any legal proceedings against Laifer or FBR Financial of the type set forth in items 2(d) or 2(e).

         (c)      None

         (d)      None

         (e)      Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         For a description of the terms of the Preferred Stock and the Warrants, see item 2, above.



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         For a description of the terms under which RCIP may be dissolved, and its assets distributed to its limited partners, prior to its July 31, 2001 termination date, see item 5, above. RCIP's Agreement of Limited Partnership provides for the allocation of 0.1% of profit and loss to its general partner.

Item 7.  Materials to be Filed as Exhibits

         None

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                        ReadyCash Investment Partners, L.P.

                                        By: ReadyCash GP Corp.



                                        By: /s/ Daniel G. Cohen
                                             ----------------------------------
                                            DANIEL G. COHEN, PRESIDENT
                                            READYCASH GP CORP., G.P.

July 9, 1998